UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 12, 2011
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (the "Company") (AMEX:AIP) announced that on April 11, 2011 the Company received a letter from the Water Authority regarding the Company's request for a permit order of discharging treated waste water flow into the Hadera River, which was submitted according to the Water Law - 1959 ("the Law"). For further details regarding the Company's request see section 17.2.3 of the Company's Periodical Report for 2010.

In accordance with the Water Authority's letter, it was stated , inter alia, that it decided not to grant the Company a permit order as stated in the Law based on the Company's request (that specified in its framework the relieved treated waste water quality in relation to the former permit order the Company received) and that the Company was given the opportunity to reappear before the Advisory Committee granting order permits to the river, after improving and upgrading the plant's treated waste water.

The Company has been taken measures that brought about a significant improvement in the quality of the treated waste water since submitting the request, and the Company intends to apply immediately to the Committee for submitting order permits and to the Water Authority administration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)

By: /s/ Yael Nevo Name: Yael Nevo Title: Corporate Secretary

Dated: April 12, 2011